Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Three Months Ended
March 31, 2017
(Millions)
Earnings:
Income (loss) before income taxes	$663
Less: Equity earnings	(107)
Income (loss) before income taxes and equity earnings	556
Add:
Fixed charges:
Interest incurred	221
Rental expense representative of interest factor	2
Total fixed charges	223
Distributed income of equity-method investees	190
Less:
Interest capitalized	(7)
Total earnings as adjusted	$962
Fixed charges	$223
Ratio of earnings to fixed charges	4.31